Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of the rights of our authorized capital stock and related provisions of our Amended and Restated Certificate of Incorporation (the “Certificate”) and Amended and Restated By-Laws (the “By-Laws”) and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate, By-Laws and Delaware General Corporation Law (the “DGCL”).
Authorized Capital Stock
Our authorized capital stock consists of 146,666,666 shares, consisting of: (a) 133,333,333 shares of common stock, par value $0.01 per share, and (b) 13,333,333 shares of preferred stock, par value $0.01 per share.
Common Stock
Fully Paid and Nonassessable
All of the outstanding shares of common stock are fully paid and nonassessable.
Voting Rights
The holders of shares of common stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of common stock are not entitled to cumulative voting rights.
Dividends
The holders of our common stock are entitled to receive any dividends and other distributions that may be declared by our Board of Directors.
Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities.
Other Rights
Holders of our common stock have no preemptive, subscription, redemption or conversion rights.
The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue, as described below.

Preferred Stock
The Certificate of Incorporation provides that our Board of Directors has the authority, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.
Change of Control Related Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law
A number of provisions in the Certificate and By-Laws and under the DGCL may make it more difficult to acquire control of us. These provisions may have the effect of discouraging a future takeover attempt not approved by our Board of Directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our Board of Directors will have sufficient time to act in what the Board believes to be in the best interests of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our Board to negotiate the terms of any proposed business combination or offer.

Vacancies

Vacancies in our Board of Directors may be filled only by our Board of Directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship that is the subject of such vacancy (including a vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors will shorten the term of any incumbent director. The By-Laws provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the board of directors.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Calling Stockholder Meetings; Action by Written Consent
The By-Laws require advance notice for stockholder proposals and nominations for director. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.
In addition, the Certificate and By-Laws provide that action may not be taken by written consent of stockholders. Thus, any action taken by the stockholders must be effected at a duly called annual or special meeting, which may be called only by the board of directors.
These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.
Supermajority Voting Requirement for Amendment of Certain Provisions of Our Certificate of Incorporation and Bylaws
The provisions of our Certificate governing, among other things, the limitations of liability and indemnification of directors, the elimination of stockholder actions by written consent and the prohibition on the right of stockholders to call a special meeting may not be amended, altered or repealed unless the amendment is approved by the vote of holders of at least two-thirds of the shares then entitled to vote at an election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the DGCL for the repeal or amendment of such provisions of certificates of incorporation.
Our By-Laws may be amended by our Board of Directors. However, certain provisions of our By-Laws may only be amended with the approval of the vote of holders of at least two-thirds of the shares then entitled to vote. These provisions make it more difficult for any person to remove or amend certain provisions that may have an anti-takeover effect.
Listing
Our common stock is listed on New York Stock Exchange under the trading symbol “HRI.”